Exhibit 21.1


APAC Insurance Services Agency, an Illinois corporation

APAC TeleServices General Partner, Inc., an Illinois corporation

APAC TeleServices of Illinois, Inc., an Illinois corporation

APAC TeleServices of Michigan, Inc., a Michigan corporation

APAC TeleServices of Texas, L.P., limited partnership

APAC TeleServices, L.L.C., an Illinois limited liability co.

The Shechtman Group, L.L.C., a Nevada limited liability co.